Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No. for Registration Statement on

Form S-4 filed by CVS Heath Corporation: 333-222412)

The following is an excerpt of a transcript from an Aetna town hall:

Aetna

CONSUMER HEALTH PRODUCTS

TOWN HALL

Dave Werry

[…]

We’re also spending a lot of time with our CVS friends. This has not been broadly announced, but I’m spending a lot of time as the transformation lead on Aetna’s side, I have a counterpart on CVS. And we’ve set up our work with CVS in this period between announcement and close, hopeful close that we’ve targeted for back half of 2018. We’ve set up the work into pieces. One is to have an integration workstream and that will involve many people in the company on both sides and that’s really about how do we bring the company’s together. A lot of the similar work that we went through as an organization when we’re planning for Humana and we’ve set up a very different separate workstream called transformation.

And that work is solely focused on the joint vision of the company’s. It really is a blank sheet of paper to say, this combination has incredible potential to transform healthcare. What do we mean by that? How do we a really robust strategic planning and then start executing?

And so we are kicking that off, then really get into execution and start doing things together wherever possible. We do have some restrictions legally with what we can collaborate on before the close. The short version is it’s an incredible opportunity because of the assets we have and the assets that they have. We’re sitting in the heart of it as Consumer Health Products because many of the things we’re doing are at the top of the list of the roadmap of how we bring the company’s together so it’ll be an exciting time.

I do want to mention the JP Morgan, Berkshire, Amazon announcement. That obviously is getting a lot of press and - and a lot of mindshare. I think this is very validating for all the work that we’re doing, I’m excited by it. I think that they’re using this as a way to say, healthcare matters a lot. We care about it. It’s not where it needs to be and it’s a warning shot to anybody in the industry that they’re going to start focusing more on it.

The announcement if you read it and I encourage to read it and what we’ve been doing over the past two years. It’s very in line with the strategy that we’ve been working towards and I think it’s a Call To Arms for us to keep on our path and keep going quickly. There may be ways to partner with those entities. There may be further partnerships we can do outside of them - outside of those companies, but for us I think it’s very validating to the path.

[…]

female audience SPEAKER

Question. I know you spoke about the Amazon-Berkshire-Chase deal and Mark certainly talked about it, but today in the news is the Walgreens United Health Group model that’s launching which seems to be almost a direct hit to the model that we’ve been envisioning. So, just want your thoughts on that.

Dave Werry

Yeah, I think there’s - we’re going to see a lot more things announced that are in the same zone of where we’re going with our strategy. We’ve not been off in a whisper around where we’re going. Mark’s been very vocal over the past few years around the vision of the company and focusing on the member first and we’ll start seeing things popping up that - that are attempting to do the same. As with anything we have to execute and get where we’re going first and believe in that vision. And, you know, it - it comes down to team and execution and vision at the end of the day and that’s up to us to realize it and make it better.

male audience speaker

I need to follow-up on that thought, Dave. One of the questions that came in in advance and you speak to this maybe both from your new perspective as a - one of the leaders in the integration with CVS, but also covering for Aetna Health today. How does the launch of Aetna Health position Aetna as a technology leader in the coming integration of CVS?

dave werry

Yeah, great question. Aetna Health is a incredible asset and foundational element to where we want to go with our vision. If we think about the simple go forward path of joining our members, we join you in making that an experience that is like we witness outside of healthcare. The only way to achieve that is with first class and world class digital. And we built a platform, we put the right investment into it to not only be built for Aetna members, but to be built for broad consumers. And as we think about CVS I view it as our current goals are to have a seamless experience end-to-end, in our world today that means this. In the CVS world it means that because of their assets. They do a lot of interesting things on the pharmacy side of course, on the retail side, they’re doing some interesting things in geo location, in instore messaging.

We have a lot on their side that we can benefit from. I can tell you from the early work they’re really looking at our team and our digital roadmap with a lot of awe in a sense of where what we’ve done in a short period of time and they’re very excited to partner and look at how we combine these to create something. The - the - the chance to differentiate digitally may be one of the most exciting things of anything on our plate and we have a great start and foundation with - with Aetna Health. There’ll - there’ll be a term I think that Mark may start using more broadly in our world. We’ve - we’ve been talking about it in planning sessions called the Health Cloud and that’s really a follow on effort around it in digital to build a platform both back end all the way up to the stack, a front end that can be - really power a differentiated healthcare eco system that’s unlike anything out there. And that’s with a - and towards what we would want to accomplish with CVS. So, a lot of planning ongoing, not only with Aetna Health, but with what Aetna Digital and that team of experts can lead us towards as we enable our - our broader vision.

[…]

UNIDENTIFIED SPEAKER

A couple of the questions that came in, in advance relate to so companies that we have like Bswift and PayFlex, any potential implications that we’re aware of right now with the CVS conversion?

DAVE WERRY

You know, I think the exciting piece of our world is that CVS looks at our assets and it’s a big part of the deal and why they wanted to - to acquire us. They don’t have assets like we have and when we think about the potential of the joint company’s these - all of our assets are many times the first things on the list of - of where the potential can be unlocked. If you think about in - in a go forward world we can imagine inviting our members into a CVS hub to help with their health and wellness journey, well, there ought to be a differentiated sign-up and enrollment engine sitting there that’s really easy to use. Maybe it’s on an Apple iPad and we can sign up a Medicare Advantage member much more seamlessly than anybody’s ever thought of before.

Bswift is the obvious tool to empower that. If we think about, you know, some of the payment capabilities when we’re - what we’re doing Aetna Pay off the backs of PayFlex there’s a lot that can be enhanced in the in-store retail point of sale, add rewards into that, now we - we’re talking about a much more - coughing in audience] a full experience. So, all - all of our assets across everything we do here have been really some of the things that CVS is most keen to learn about and most keen to integrate for the - the end member view. I don’t see - I haven’t seen anything obviously more simply. I haven’t seen anything that doesn’t have our assets at the top of the list for the joint company and that’s what’s been the discussion on the planning side.

[…]

The biggest is - is pretty simple. Someone’s going to figure out how to make healthcare simple and - and I see no reason it’s not us that cracks that code. And I can see how we get there. We have the assets and the people and the platform and it’s up to us to execute. And I’m looking forward to the day when people are talking about having to have Aetna or CVS or a combination of that as their health partner because it’s really easy.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.